Notice to ASX/LSE 2 February 2022 Rio Tinto notes ERA update on Ranger mine Rio Tinto notes Energy Resources of Australia Ltd (ERA) today released the preliminary findings from its reforecast of the cost and schedule for the Ranger rehabilitation project in Australia’s Northern Territory, which have been subject to independent review (www.energyres.com.au). This release follows ERA’s announcements on 27 September 2021, 8 October 2021 and 19 November 2021 where ERA forecast cost and schedule overruns for the Ranger rehabilitation project. Rio Tinto is reviewing the preliminary findings of this reforecast and has advised ERA that it is committed to working with the company to ensure the rehabilitation of the Ranger Project Area is successfully achieved to a standard that will establish an environment similar to the adjacent Kakadu National Park. EXHIBIT 99.3

Notice to ASX/LSE Page 2 of 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com